Filed by LHC Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Almost Family, Inc.

Commission file number 1-09848

The following is the transcript of an employee conference call initially held on November 16, 2017.

Company:	LHC GROUP, INC.

Conference Title:	Employee Announcement Call

Conference ID:	6647560

Date:	November 16, 2017

Operator:	Good morning and welcome to the LHC Group Employee Announcement Call. Please be reminded all lines are pre-muted and the operator will not be opening up the lines for questions at the close of the call. Today’s conference is being recorded. I’d like to turn the call over to Keith Myers. Please go ahead.

Keith Myers: Good	morning again everyone. And thanks for taking just a moment out of you busy day to dial in and hear first hand from me what I shared with you by email earlier this morning. We’re just so proud today to announce that Almost Family will soon become part of our LHC Group family

As I mentioned in the email this morning, this transaction will take our LHC Group family to over 780 locations in 36 states with more than 30,000 employees and almost 300,000 patients served annually.

Add to this that we’ll now have 76 joint venture partners with 336 hospitals and you have one of the largest and most transformational in home healthcare services companies in the country headquartered in Lafayette, Louisiana and possible only because of the great work that you all do every day.

The two organizations, LHC Group and Almost Family decided to move forward with this transaction after a great deal of discussion and research. In all honesty, we’ve had these discussions in general multiple times over the years.

These two companies have always been very similar in terms of culture, approach to the market; things like branding. They don’t have one common brand. They’re known as a house of brands, if you will. We have that same strategy.

Our growth trajectories have been the same. We’re both very conservative in how we manage our balance sheet. And all of those are the underpinnings of the success of the two companies over the years.

So to bring—when you bring two companies together, there are a lot of things to be considered. But the most challenging in any integration process are when the cultures are not in alignment or the management teams approach to managing the balance sheet are not in alignment. Here we have none of those things. Not to mention they just completed conversion to homecare home based. So the integration risk here is very low.

As you noticed, this was an all stock transaction for our LHC Group family, which means our balance sheet leverage is very low in the combination, which is consistent with how we’ve always run our business and gives us a very low risk profile for our company, for our shareholders but also for all of you and all of our employees who depend on this for their livelihood and who we owe a tremendous debt of gratitude to.

So we just want you to know that these are things we think about and that we’re taking this big step but we’re not getting outside of the guidelines that’s made us successful over all these years. Just a couple more comments.

You know, when Ginger and I started this—when Ginger started this nearly 25 years ago, and you’ve heard me say this before, we didn’t have a business plan. We could have never imagined that we would be here today.

I also know that and believe deeply that the key to our success has been our culture, our—the way we present ourselves in a community are genuine—the way we genuinely care for those we serve, our deep commitment to serve at leadership to transparency, always doing the right thing; those are the things that differentiate us.

We have exception processes and great tools that we work with every day. But quite honestly, all of those can be replicated. Not many people have replicated them and do those things as well as we do. But let’s remember, all of those things can be replicated.

I would submit to you that the only thing we have that cannot be easily replicated is our culture and our values, our core values in the things that—the very thing that makes each of us get up every day and do what we do.

So I would just say that encourage everyone to keep that top of mind every day. As we celebrate this day let’s remember what really got us here. You are truly the best of the best, unparalleled. Thank you for choosing our LHC Group family.

We know that all of you have many opportunities to work at different places. You’re here because you choose to be here. And we appreciate you and we value you. We look forward to this great journey. I look forward to this great journey. This is a big day but folks it’s just the beginning. So thank you again for joining me on this call this morning and look forward to seeing you again soon. Thank you (Ryan).

Operator:	Thank you everyone for joining the LHC Group Employee Announcement Call. The line will now be closing.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of LHC Group, Inc. (“LHC Group”) and Almost Family, Inc. (“Almost Family”). Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “will,” “estimates,” “may,” “could,” “should” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. The closing of the proposed transaction is subject to the approval of the stockholders of LHC Group and Almost Family, regulatory approvals and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed transaction will be consummated within the expected time frame, or at all. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction, including anticipated earnings accretion, synergies and cost savings and future financial and operating results; LHC Group’s and Almost Family’s plans, objectives, expectations, projections and intentions; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to LHC Group and Almost Family and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction, these risks, uncertainties and factors include, but are not limited to: the risk that LHC Group or Almost Family may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that required stockholder approvals may not be obtained; the risks that the other condition(s) to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the risk that costs associated with the integration of the businesses are higher than anticipated; and litigation risks related to the transaction. With respect to the businesses of LHC Group and/or Almost Family, including if the proposed transaction is consummated, these risks, uncertainties and factors include, but are not limited to: changes in, or failure to comply with, existing government regulations that impact LHC Group’s and/or Almost Family’s businesses; legislative proposals for healthcare reform; the impact of changes in future interpretations of fraud, anti-kickback, or other laws; changes in Medicare and Medicaid reimbursement levels; changes in laws and regulations with respect to Accountable Care Organizations; changes in the marketplace and regulatory environment for Health Risk Assessments; decrease in demand for LHC Group’s or Almost Family’s services; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, joint venture and other partners, competitors, management and other employees, including the loss of significant contracts or reduction in revenues associated with major payor sources; ability of customers to pay for services; risks related to any current or future litigation proceedings; potential audits and investigations by government and regulatory agencies, including the impact of any negative publicity or litigation; the ability to attract new customers and retain existing customers in the manner anticipated; the ability to hire and retain key personnel; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect and/or risks related to the ability to obtain financing; increased competition from other entities offering similar services as offered by LHC Group and Almost Family; reliance on and integration of information technology systems; ability to protect intellectual property rights; impact of security breaches, cyber-attacks or fraudulent activity on LHC Group’s or Almost Family’s reputation; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the risks associated with the combined company’s expansion strategy, the successful integration of recent acquisitions, and if necessary, the ability to relocate or restructure current facilities; and the potential impact of an economic downturn or effects of tax assessments or tax positions taken, risks related to goodwill and other intangible asset impairment, tax adjustments, anticipated tax rates, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors is also contained in LHC Group’s and Almost Family’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings.

Many of these risks, uncertainties and assumptions are beyond LHC Group’s or Almost Family’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the information currently available to the parties on the date they are made, and neither LHC Group nor Almost Family undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Neither LHC Group nor Almost Family gives any assurance (1) that either LHC Group or Almost Family will achieve its expectations, or (2) concerning any result or the timing thereof. All subsequent written and oral forward-looking statements concerning LHC group, Almost Family, the proposed transaction, the combined company or other matters and attributable to LHC Group or Almost Family or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information And Where To Find It

The proposed transaction between LHC Group and Almost Family will be submitted to the respective stockholders of LHC Group and Almost Family for their consideration. LHC Group will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LHC Group and Almost Family that also constitutes a prospectus of LHC Group. LHC Group and Almost Family will deliver the joint proxy statement/prospectus to their respective stockholders as required by applicable law. LHC Group and Almost Family also plan to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any prospectus, proxy statement or any other document which LHC Group or Almost Family may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF LHC GROUP AND ALMOST FAMILY ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LHC GROUP, ALMOST FAMILY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about LHC Group and Almost Family, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. LHC Group and Almost Family make available free of charge at www.lhcgroup.com and www.almostfamily.com, respectively (in the “Investor” or “Investor Relations” section, as applicable), copies of materials they file with, or furnish to, the SEC.

Participants In The Merger Solicitation

LHC Group, Almost Family, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LHC Group and Almost Family in connection with the proposed transaction. Information about the directors and executive officers of LHC Group is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Information about the directors and executive officers of Almost Family is set forth in its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction between LHC Group and Almost Family or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.